Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

July 10, 2025
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549
Attention: Robert Arzonetti
Re:    Yukon New Parent, Inc.
Amendment No. 3 Registration Statement on Form S-4
Dear Mr. Arzonetti:
On behalf of Yukon New Parent, Inc. (the “Company”), per our conversation this afternoon with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), attached as an exhibit hereto are additional changed pages reflecting further edits made in response to the Staff’s prior comment no. 1 included in its letter, dated July 10, 2025, with respect to the Company’s amended registration statement on Form S-4 (the “Registration Statement”) and the Company's response letter addressing the Staff's prior comments with respect to the Registration Statement filed on July 9, 2025. The Company confirms that the revisions reflected in the attached changed pages will be included in the definitive proxy statement/prospectus filed pursuant to Rule 424 following the effectiveness of the Registration Statement.
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If you have any questions or additional comments concerning the foregoing, please contact the undersigned by phone at 202.416.6828 or by email at jmahon@proskauer.com.
Sincerely,
/s/ John J. Mahon
John J. Mahon, Esq.
cc:     Daniel B. Wolfe / 180 Degree Capital Corp.
    Kevin M. Rendino / 180 Degree Capital Corp.
    Nikita Klassen / Mount Logan Capital Inc.
    Joshua A. Apfelroth / Proskauer Rose LLP
    Michael E. Ellis / Proskauer Rose LLP
    Kenneth E. Young / Dechert LLP
    Stephen R. Pratt / Dechert LLP

modified), including the Business Combination, see the sections entitled “The Mergers—180 Degree Capital’s Reasons for the Mergers” and “Recommendation of the 180 Degree Capital Board.” Mount Logan’s Reasons for the Mergers and Recommendation of the Mount Logan Board The Mount Logan Board consulted with Mount Logan’s management as well as its legal and other advisors and considered numerous factors and, as a result, the Mount Logan Board, including its independent directors, determined that the MLC Merger is in Mount Logan’s best interests and the best interests of Mount Logan’s shareholders. Certain material factors considered by the Mount Logan Board, including its independent directors, that favored the conclusion of the Mount Logan Board that the MLC Merger is in Mount Logan’s best interests and the best interests of Mount Logan’s shareholders included, among others: • 180 Degree Capital’s track record of investing in public markets and its deep network of relationships, which are expected to help further expand New Mount Logan’s business; • New Mount Logan will have a larger balance sheet that will support future investment; • the Business Combination will result in continuity of the management team, with Mount Logan’s current CEO, Edward (Ted) Goldthorpe, expected to serve as Chairman and CEO of New Mount Logan, and Mount Logan will be entitled to appoint four independent directors (as defined in Nasdaq Listing Rule 5605(a)(2)) on New Mount Logan’s seven-person board; • MLC Shareholders will receive proportionate ownership of New Mount Logan determined by reference to Mount Logan’s $67.4 million transaction equity value at signing of the Merger Agreement, subject to certain pre-closing adjustments, relative to 180 Degree Capital’s net asset value at Closing; • the expected tax treatment of the MLC Merger; • support of the Business Combination from directors, officers and shareholders of Mount Logan who collectively held approximately 29% of the outstanding MLC Common Shares as of January 16, 2025; • Mount Logan’s ability to respond to an unsolicited bona fide written proposal that is or is reasonably likely to lead to an MLC Superior Proposal; • the implied breakeven return on equity to shareholders of Mount Logan taking into account the economics and structuring of the Business Combination, which the Mount Logan Board believed would be positive if the Business Combination is completed; • the vigilance, patience and prudence of the Mount Logan management team in evaluating similar transactions; • the Merger Agreement is the result of an arm’s length negotiation process and has been unanimously recommended by the Mount Logan Board, including independent directors; • the required approvals of the shareholders of Mount Logan to the Business Combination is protective of their rights; • shareholders of Mount Logan who do not vote in favor of the Arrangement Resolution will have dissent rights with respect to the Arrangement pursuant to the OBCA and the Interim Order; • the potential for Mount Logan to deliver near and long term value to shareholders of Mount Logan as a result of the Business Combination, when compared to not consummating the Business Combination; • the uncertainty surrounding Mount Logan’s ability to raise required financing if the Business Combination is not consummated; • the absence of required material regulatory approvals, other than customary regulatory approvals; Table of Contents 21

Larger Balance Sheet. New Mount Logan will have a larger balance sheet that is expected to allow New Mount Logan to scale through investment into other organic and inorganic growth opportunities across its asset management and insurance solutions businesses. For example, on an organic basis, New Mount Logan currently expects to use a portion of 180 Degree Capital’s cash and proceeds from the disposition of 180 Degree Capital’s investments to invest in its insurance solutions business, which the Mount Logan Board expected would generate a positive return on invested capital in the insurance solutions business through the additional generation of spread- related earnings and fee-related earnings over time. This increased revenue and cost synergies resulting from the Business Combination is expected to strengthen the independent balance sheet of New Mount Logan. Leadership and Governance. At closing, Mount Logan’s current chief executive officer, Edward (Ted) Goldthorpe, is expected to serve as chairman and chief executive officer of New Mount Logan. New Mount Logan will have a seven-member board of directors, comprised of Edward (Ted) Goldthorpe as Chairman, four additional independent directors designated by Mount Logan, one independent director designated by 180 Degree Capital, and one independent director mutually agreed to by Mount Logan and 180 Degree Capital. Ownership of New Mount Logan. Under the terms of the Merger Agreement, shareholders of each of Mount Logan and 180 Degree Capital will receive an amount of newly issued shares of New Mount Logan Common Stock based on the ratio of Mount Logan’s transaction equity value at signing of $67.4 million, subject to certain pre- closing adjustments, relative to the net asset value of 180 Degree Capital at closing. Based on the estimated net asset value of 180 Degree Capital as of July 8, 2025, the estimated post-transaction shareholder ownership of New Mount Logan is expected to be approximately 60% for MLC Shareholders and 40% for 180 Degree Capital shareholders. 180 Degree Capital Investment Capabilities and Network of Relationships. 180 Degree Capital’s track record of investing in public markets and its deep network of relationships are expected to help fuel expansion of Mount Logan’s bespoke private credit solutions into publicly traded companies. New Mount Logan’s alternative asset management platform would retain Mount Logan’s fee generating $2.4 billion assets under management (as of September 30, 2024) and would have expanded sourcing opportunities in public markets supported by 180 Degree Capital’s capabilities and deep network of relationships.180 Degree Capital Investment Capabilities and Network of Relationships. 180 Degree Capital’s track record of investing in public markets and its deep network of relationships are expected to help fuel expansion of Mount Logan. Expected Tax Treatment of the MLC Merger. The MLC Merger is anticipated to be treated as a tax-free exchange for U.S. federal income tax purposes and Canadian federal income tax purposes and MLC Shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes or Canadian federal income tax purposes as a result of the MLC Merger (subject to the qualifications set forth under “Certain U.S. Federal Income Tax Consequences of the Mergers” and “The Mergers - Certain Canadian Federal Income Tax Consequences”). Support by Directors, Officers and Shareholders. Directors, officers and shareholders of Mount Logan who collectively hold approximately 29% of the outstanding MLC Common Shares as of January 16, 2025, entered into Voting Agreements pursuant to which they have agreed to vote in favor of the MLC Merger and the MLC Domestication. Ability to Respond to Superior Proposals. Under the terms of the Merger Agreement, the Mount Logan Board is able to respond to any unsolicited bona fide written proposal that, having regard for all the terms and conditions of such proposal, is or is reasonably likely to lead to an MLC Superior Proposal. Implied Breakeven Return on Equity. Due to the fixed cost nature of running a public company, the required return on equity to shareholders of Mount Logan in order for the Business Combination to be accretive to them is limitednot significant, and therefore the Mount Logan Board expected the Business Combination to generate a positive return on equity to shareholders of Mount Logan. Comparison to Similarly Contemplated Transactions. Mount Logan’s management team has spent several years evaluating transactions similar to the Business Combination and has been vigilant, patient and prudent in determining the best transaction for its shareholders. As part of its ongoing evaluation of Mount Logan’s business, Table of Contents 124